Exhibit 99.1

China Cord Blood Corporation Reports Financial Results

for the Third Quarter and First Nine Months of Fiscal 2017

3Q17 Added 19,712 New Subscribers

3Q17 Revenue Up 18.6% YOY to RMB200.9 Million ($28.9 Million)

3Q17 Operating Income Reached RMB101.7 Million ($14.6 Million)

Conference Call to be Held on February 27, 2017 at 8:00 a.m. ET

HONG KONG, China, February 24, 2017 — China Cord Blood Corporation (NYSE: CO) (“CCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services, today announced its unaudited financial results for the third quarter and first nine months of fiscal year 2017 ended December 31, 2016.

Third Quarter of Fiscal 2017 Highlights

•                  Revenues for the third quarter of fiscal 2017 increased by 18.6% to RMB200.9 million ($28.9 million).

•                  New subscribers and accumulated subscriber base were 19,712 and 554,7421, respectively.

•                  Gross profit increased by 32.0% to RMB175.8 million ($25.3 million) as a result of decrease in direct costs due to the recognition of RMB16.8 million ($2.4 million) rebate after the Company rendered a consultation service related to the usage of cord blood processing devices and consumables.

•                  Gross margin increased to 87.5% from 78.6% in the prior year period. Excluding the effect of the rebate, gross margin for the reporting period was 79.1%.

•                  Operating income increased to RMB101.7 million ($14.6 million), mainly attributable to the increase in gross profit and revenue from public bank collaboration project of RMB26.3 million ($3.8 million). Excluding the rebate and other operating income, operating income for the third quarter of fiscal 2017 increased by 15.4%.

•                  Operating income before depreciation and amortization and share-based compensation expenses was RMB130.3 million ($18.8 million), up 65.9% year over year.2

•                  Interest expense was RMB30.6 million ($4.4 million) compared to RMB27.8 million last year.

•                  Impairment loss on available-for-sale equity securities was RMB2.5 million ($0.4 million), whereas no such loss incurred in the prior year period.

•                  Net income attributable to the Company’s shareholders increased by 10.8% to RMB55.9 million ($8.0 million).

•                  Net cash provided by operating activities for the third quarter of fiscal 2017 increased to RMB169.8 million ($24.5 million), up 18.3%.

First Nine Months of Fiscal 2017 Highlights

•                  Revenues for the first nine months of fiscal 2017 increased by 10.2% to RMB558.0 million ($80.4 million).

•                  New subscriber sign-up reached 54,386 and accumulated subscriber base expanded to 554,7421.

•                  Gross profit increased by 15.2% to RMB456.4 million ($65.7 million).

•                  Operating income increased by 37.5% to RMB208.5 million ($30.0 million).

•                  Operating income before depreciation and amortization and share-based compensation expenses increased to RMB292.9 million ($42.2 million) by 25.7% year-over-year.2

•                  Interest expense amounted to RMB89.2 million ($12.9 million).

•                  Impairment loss on available-for-sale equity securities was RMB2.5 million ($0.4 million), compared to RMB8.4 million in the prior year period.

•                  Net income attributable to the Company’s shareholders increased by 6.7% to RMB88.3 million ($12.7 million).

•                  Net cash provided by operating activities for the first nine months of fiscal 2017 was RMB437.1 million ($63.0 million), compared to RMB442.1 million in the prior year period.

“Even though economic uncertainties in China during the reporting quarter still put pressures on demand of precautionary healthcare services such as ours, we managed to keep a satisfying new subscriber growth through channels improvement, sales expansion, as well as public education enhancement. During the quarter, as part of our effort to further capitalize our resources on hand and industrial know-how, we entered into collaboration with Golden Meditech Holdings Limited (“Golden Meditech”), by rendering consultation services and granting Golden Meditech exclusive access to certain data derived from a small portion of our donated cord blood samples. This collaboration demonstrated our ability to continue monetizing our existing resources to further enhance our profitability.” said Ms. Ting Zheng, Chief Executive Officer of China Cord Blood Corporation.

“Looking into the future, despite the challenges ahead, we will strive to achieve our fiscal 2017 subscription target. I will also like to draw your attention to the proposed transaction between Golden Meditech and Nanjing Ying Peng Hui Kang Medical Industry Investment Partnership (limited partnership) (“NJYP”). We will like to caution shareholders and potential investors that the transaction is yet to complete and we will continue to update the market when new development unfold.”

Summary — Third Quarter and First Nine Months Ended December 31, 2015 and 2016

	Three Months Ended December 31,			Nine Months Ended December 31,
	2015	2016		2015	2016
(in thousands)	RMB	RMB	US$	RMB	RMB	US$
Revenues	169,374	200,888	28,934	506,221	557,980	80,366
Gross Profit	133,183	175,788	25,319	396,217	456,359	65,729
Other Operating Income	—	26,316	3,790	—	26,316	3,790
Operating Income[3]	50,754	101,670	14,644	151,659	208,549	30,037
Interest Expense	(27,792)	(30,594)	(4,406)	(79,976)	(89,228)	(12,852)
Net Income Attributable to the Company’s Shareholders	50,452	55,887	8,049	82,726	88,250	12,710
Earnings per Ordinary Share — Basic[4] and Diluted (RMB/US$)	0.63	0.70	0.10	1.07	1.14	0.16
Revenue Breakdown (%)
Processing Fees	63.9%	64.5%		64.5%	63.0%
Storage Fees	36.1%	35.5%		35.5%	37.0%

New Subscribers (persons)	15,603	19,712		48,437	54,386
Total Accumulated Subscribers (persons)	489,796	554,742 [1]		489,796	554,742 [1]

Summary — Selected Cash Flow Statement Items

	Three Months Ended December 31,			Nine Months Ended December 31,
	2015	2016		2015	2016
(in thousands)	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	143,491	169,804	24,456	442,123	437,095	62,953
Net cash used in investing activities	(5,803)	(316)	(46)	(15,333)	(84,596)	(12,184)
Net cash provided by/(used in) financing activities	60,000	—	—	—	(60,000)	(8,642)

Third Quarter of Fiscal 2017 Financial Results

REVENUES. Revenues increased by 18.6% to RMB200.9 million ($28.9 million) in the third quarter of fiscal 2017 from RMB169.4 million in the prior year period. Revenues generated from processing fees and other services in the third quarter of fiscal 2017 increased by 19.7% to RMB129.5 million ($18.6 million) from RMB108.2 million in the prior year period, reflecting the 19,712 new subscriber sign-ups recorded during reporting period, which represents a 26.3% year-over-year growth. Revenues generated from processing fees accounted for 64.5% of total revenues, compared to 63.9% in the prior year period.

Revenues generated from storage fees increased by 16.7% to RMB71.4 million ($10.3 million) in the reporting period from RMB61.2 million in the prior year period. Accumulated subscriber base as of December 31, 2016 reached 554,7421. Storage fee revenues accounted for 35.5% of total revenues, compared to 36.1% in the prior year period.

GROSS PROFIT. Gross profit for the third quarter of fiscal 2017 grew by 32.0% to RMB175.8 million ($25.3 million), resulting from the decrease in direct costs as the Company performed a consultation service related to the usage of cord blood processing devices and consumables and recorded RMB16.8 million ($2.4 million) as a reduction of direct costs. Golden Meditech is an exclusive distributor of such devices and consumables in the PRC and the Company is a major customer of Golden Meditech. The consideration received from Golden Meditech was recorded as a reduction of direct costs as associated cord blood processing devices and consumables which the Company purchased from Golden Meditech were consumed and included in direct costs in prior years. Excluding such consideration, gross margin for the reporting period was 79.1%, up from 78.6% in the prior year period.

OPERATING INCOME. Operating income for the third quarter of fiscal 2017 increased by 100.3% year-over-year to RMB101.7 million ($14.6 million) from RMB50.8 million in the prior year period. The increase in operating income was mainly attributable to the increase in gross profit and the revenue from public bank collaboration project of RMB26.3 million ($3.8 million) which was recognized as other operating income. Operating margin, excluding the rebate and other operating income, was 29.1%, consistent with 30.0% in the prior year period. Depreciation and amortization expenses for the reporting quarter were RMB12.7 million ($1.8 million), compared to RMB12.9 million in the prior year period. Share-based compensation expense was RMB15.9 million ($2.3 million) for the reporting quarter, compared to RMB14.9 million in the prior year period. Operating income before depreciation and amortization and share-based compensation expenses increased by 65.9% to RMB130.3 million ($18.8 million) from RMB78.5 million in the prior year period.2

Research and Development Expenses. Research and development expenses amounted to RMB2.9 million ($0.4 million) in the third quarter of fiscal 2017, compared to RMB2.6 million in the prior year period.

Sales and Marketing Expenses. During the reporting period, the Company ramped up its sales and marketing efforts by strengthening recruitment strategies, enhancing sales incentive programs, as well as actively executing its marketing campaign. As a result, sales and marketing expenses for the third quarter amounted to RMB47.0 million ($6.8 million), compared to RMB36.8 million in the prior year period. Sales and marketing expenses as a percentage of revenues were 23.4% compared to 21.7% in the prior year period.

General and Administrative Expenses. General and administrative expenses for the third quarter increased to RMB50.6 million ($7.3 million) from RMB43.1 million in the prior year period. During the reporting quarter, the Company recorded a write-off of RMB2.1 million ($0.3 million) in accounts receivable because the Company determined that the recoverability of the 1,847 private cord blood banking subscribers was low and such amount was recorded in the general and administrative expenses. General and administrative expenses as a percentage of revenues remained consistent at 25.2% compared to 25.4% in the prior year period.

Other Operating Income. During the reporting period, the Company entered into a collaboration agreement with Golden Meditech. Utilizing CCBC’s existing donated cord blood samples resources, the Company provided Golden Meditech with exclusive access to certain data derived from a small portion of donated cord blood samples. As such, the Company recorded other operating income of RMB26.3 million ($3.8 million).

OTHER INCOME AND EXPENSES.

Interest Expense. Interest expense was RMB30.6 million ($4.4 million), compared to RMB27.8 million in the prior year period. Interest expense was mainly related to the Company’s outstanding convertible notes denominated in USD, which were held by Golden Meditech Stem Cells (BVI) Company Limited (“GM Stem Cells”), a wholly-owned subsidiary of our controlling shareholder, Golden Meditech. The increase was due to the compounding interest effect of the convertible notes and the effect of the depreciation of RMB against the USD.

Impairment Loss. In the reporting quarter, the Company incurred an impairment loss of RMB2.5 million ($0.4 million) on available-for-sale equity securities held in Life Corporation Limited (“LFC”). Having considered the significance of the accumulated decline in the fair market value of the ordinary shares of LFC, the period of time during which market value of the shares had been below cost and the current market conditions, the Company considered that the impairment loss on the investment in LFC up to December 31, 2016 was other-than-temporary. Therefore, an impairment loss was recognized during the reporting period.

NET INCOME ATTRIBUTABLE TO THE COMPANY’S SHAREHOLDERS. Income before income tax for the third quarter of fiscal 2017 increased by 13.6% to RMB73.3 million ($10.6 million) from RMB64.5 million in the prior year period. Income tax expense for the reporting period increased to RMB17.2 million ($2.5 million) from RMB13.6 million in the prior year period due to the increase in other operating income. Net income attributable to the Company’s shareholders for the third quarter of fiscal 2017 increased by 10.8% to RMB55.9 million ($8.0 million) from RMB50.5 million in the prior year period. Net margin for the third quarter of fiscal 2017 was 27.8%, decreased from 29.8% in the prior year period.

EARNINGS PER SHARE. Basic and diluted earnings per ordinary share for the third quarter of fiscal 2017 increased by 11.1% to RMB0.70 ($0.10)5 from RMB0.63 in the prior year period.

LIQUIDITY. As of December 31, 2016, the Company had cash and cash equivalents of RMB3,317.0 million ($477.7 million), up from RMB3,008.4 million as of March 31, 2016. The Company had total debt6 of RMB1,024.7 million ($147.6 million) as of December 31, 2016, up from RMB966.2 million as of March 31, 2016. Net cash provided by operating activities for the third quarter of fiscal 2017 increased by 18.3% to RMB169.8 million ($24.5 million) from RMB143.5 million in the prior year period.

First Nine Months of Fiscal 2017 Financial Results

For the first nine months of fiscal year 2017, total revenues increased by 10.2% to RMB558.0 million ($80.4 million) from RMB506.2 million in the prior year period. The increase was largely attributable to the increase of the Company’s storage revenues from the expanded subscriber base, which reached 554,7421 by the end of December 2016. Revenues from processing fees and storage fees grew by 7.6% and 15.0%, respectively. Gross profit increased by 15.2% to RMB456.4 million ($65.7 million) from RMB396.2 million in the prior year period. Operating income increased by 37.5% to RMB208.5 million ($30.0 million) from RMB151.7 million in the prior year period. Operating income before depreciation and amortization and share-based compensation expenses increased by 25.7% to RMB292.9 million ($42.2 million) from RMB233.1 million in the prior year period.2 Net income attributable to the Company’s shareholders increased to RMB88.3 million ($12.7 million), up 6.7% from RMB82.7 million. Basic and diluted earnings per share attributable to ordinary shares increased by 6.5% to RMB1.14 ($0.16) from RMB1.07 in the prior year period. Net cash provided by operating activities in the first nine months of fiscal 2017 was RMB437.1 million ($63.0 million).

Recent Developments

•                          On April 27, 2015, the Company announced that its board of directors (the “Board”) had received a non-binding proposal letter from Golden Meditech, pursuant to which Golden Meditech proposed to acquire all of the outstanding ordinary shares of the Company not already directly or indirectly owned by Golden Meditech for $6.40 per ordinary share in cash in a “going-private” transaction (the “GM Proposal”). On the same day, the Board formed a special committee of independent directors, consisting of Mr. Mark Chen, Ms. Jennifer Weng and Dr. Ken Lu, who are not affiliated with Golden Meditech, to evaluate such proposal and certain other potential transactions involving the Company. The special committee subsequently appointed Houlihan Lokey (China) Limited as its independent financial advisor, Cleary Gottlieb Steen & Hamilton LLP as its United States legal counsel and Maples & Calder as its Cayman Islands legal counsel to assist in evaluating GM Proposal and the Company’s other alternatives but has not set a definitive timetable to complete its evaluation of the GM Proposal or any other alternative.

•                          In May 2015, Golden Meditech initiated a series of agreements and transactions to acquire $115 million in aggregate principal amount of the Company’s outstanding 7% senior convertible notes due 2017 (“Convertible Notes”) and 7,314,015 ordinary shares of the Company (the “CGL Sale Shares”).

•                          On August 6, 2015, the Company announced that the Board had received a non-binding acquisition proposal letter from Nanjing Xinjiekou Department Store Co., Ltd. (“Nanjing Xinjiekou”), pursuant to which Nanjing Xinjiekou offered to acquire all of the Company’s China business, including all of the Company’s equity interests in its China subsidiaries and its assets and resources relating to its business in China (the “Nanjing Xinjiekou Proposal”). The purchase price offered is not lower than RMB6.0 billion.

•                          On November 5, 2015, the Company was informed that Golden Meditech and Nanjing Xinjiekou entered into a non-binding framework purchase agreement (the “MOU”), pursuant to which Nanjing Xinjiekou proposed to acquire from Golden Meditech approximately 65.1% of the Company’s issued share capital on a fully diluted basis and to provide assistance, including possible financing, to Golden Meditech in its proposed “going private” transaction involving the Company. Concurrently, Nanjing Xinjiekou also indicated its intention to acquire the remaining 34.9% of the Company’s ordinary shares owned by other shareholders of the Company.

•                          On November 30, 2015, Golden Meditech entered into agreement with Mr. Yuen Kam, the Company’s chairman, to acquire 357,331 ordinary shares of the Company (the “Kam Sale Shares”).

•                          On January 4, 2016, Golden Meditech, through its wholly owned subsidiary, GM Stem Cells, completed the acquisitions of the Convertible Notes, the CGL Sale Shares and the Kam Sale Shares, using the net proceeds from open offer and issuance of promissory notes. GM Stem Cells became the owner of the Convertible Notes, the CGL Sale Shares and the Kam Sale Shares.

•                          On January 7, 2016, the Company was informed that GM Stem Cells entered into a conditional sale and purchase agreement with Nanjing Xinjiekou on January 6, 2016 regarding the disposal of its shares and Convertible Notes (the “GM Sale Shares”), representing an aggregate 65.4% equity interest of the Company on a fully diluted basis, for a total consideration of approximately RMB5.764 billion (the “GM Sale Agreement”).

The total consideration consists of a cash payment of approximately $504.8 million (approximately RMB3.264 billion at an agreed exchange rate of $1 to RMB6.466) and the issuance of RMB2.5 billion new shares by Nanjing Xinjiekou at the initial issue price of RMB18.61 per share (the “NXD New Shares”). GM Stem Cells and Nanjing Xinjiekou entered into a profit compensation agreement (the “Profit Compensation Agreement”), pursuant to which Nanjing Xinjiekou required the existing Company management team to stay on until December 31, 2018 and GM Stem Cells agreed to a three-year performance guarantee and to have the NXD New Shares subject to a three-year lock-up period. GM Stem Cells also entered into another conditional sale and purchase agreement (the “Minority Share Sale Agreement”) with Nanjing Xinjiekou, pursuant to which GM Stem Cells agreed to sell the remaining 34.6% equity interest (on a fully diluted basis) of the Company to Nanjing Xinjiekou for a total cash consideration of approximately $267 million (approximately RMB1.73 billion at an agreed exchange rate of $1 to RMB6.466), if the privatization of the Company is completed. The completion of both sale and purchase agreements are conditional upon the satisfaction of effectiveness conditions and the satisfaction (or waiving, if applicable) of all the conditions precedent to completion, including but not limited to obtaining all relevant regulatory approvals and shareholders’ approvals, and the completion of the two sales and purchase agreements are not interconditional.

•                          On August 29, 2016, Nanjing Xinjiekou published an announcement (the “Announcement”), announcing that Nanjing Xinjiekou had decided to withdraw its application to the China Securities Regulatory Commission for the approval of its proposed acquisition of the GM Sale Shares, as contemplated by the GM Sale Agreement, due to the uncertainty arising from current regulatory policies regarding significant asset restructurings of listed companies in China, and Nanjing Xinjiekou might participate in the acquisition of the Company in accordance with the relevant regulatory policies.

•                          Subsequent to the Announcement, Golden Meditech held discussions with Nanjing Xinjiekou exploring alternative proposals (including but not limited to establishing an investment fund by Sanpower Group Co., Ltd. (“Sanpower”), substantial shareholder of Nanjing Xinjiekou, or affiliate of Sanpower) in relation to the acquisition of the GM Sale Shares (the “Alternative Proposal”). In consideration of Golden Meditech’s agreement to enter into discussions with Sanpower regarding the Alternative Proposal, Sanpower and Golden Meditech entered into an earnest money agreement on September 1, 2016 (the “Earnest Money Agreement”), pursuant to which (a) Sanpower would pay RMB300 million (or its equivalent in foreign currency) in cash (the “Earnest Money”) within 10 business days from the signing of the Earnest Money Agreement to Golden Meditech; (b) the Earnest Money may form part of the purchase price under the Alternative Proposal; (c) the Earnest Money may be refunded under certain circumstances as specified in the Earnest Money Agreement; (d) the parties will use their reasonable best efforts to enter into a definitive agreement regarding the Alternative Proposal within two months following the execution of the Earnest Money Agreement or such other period as the parties may agree; and (e) if the conditions precedent to the Alternative Proposal which Golden Meditech and/or GM Stem Cells are responsible for fulfilling have been satisfied but the Alternative Proposal does not come into effect or cannot be implemented or completed for reasons other than those resulting from force majeure events, Golden Meditech would not be obliged to refund the Earnest Money and any accrued interest.

On October 31, 2016, Golden Meditech and Sanpower entered into a supplementary agreement to the Earnest Money Agreement, pursuant to which the parties agreed to modify the circumstances under which the Earnest Money paid by Sanpower would be refunded to Sanpower and to extend the time period during which the parties will use best efforts to reach agreement on the terms of the Alternative Proposal.

•                          On December 30, 2016, GM Stem Cells and NJYP entered into a conditional sale and purchase agreement (the “GM New Sale Agreement”), pursuant to which GM Stem Cells agreed to sell to NJYP approximately 65.4% of the Company’s issued share capital on a fully diluted basis (the “GM New Sale Shares”) for RMB5.764 billion in cash. The completion of the GM New Sale Agreement is conditional upon the satisfaction of effectiveness conditions and the satisfaction (or waiving, if applicable) of all the conditions precedent to completion, including but not limited to obtaining all relevant regulatory approvals and shareholders’ approval. NJYP’s obligations under the GM New Sale Agreement were guaranteed by Sanpower and its founder and chairman Mr. Yafei Yuan.

GM Stem Cells and NJYP also entered a profit compensation agreement (the “New Profit Compensation Agreement”), pursuant to which GM Stem Cells agreed to provide certain undertakings to NJYP with respect to the financial performance of the Company for each of the calendar years ending 31 December 2016, 2017 and 2018.

In connection with the GM New Sale Agreement, other pending share sale arrangements entered into by Golden Meditech and Nanjing Xinjiekou earlier in 2016, including the GM Sale Agreement, the Minority Share Sale Agreement and the Profit Compensation Agreement, will be terminated subject to, among certain other conditions, Golden Meditech obtaining its shareholders approval to do so.

Concurrently with the execution of the GM New Sale Agreement, Golden Meditech and Sanpower also entered into a second supplementary agreement to the Earnest Money Agreement, pursuant to which Golden Meditech agreed to return the Earnest Money to Sanpower in accordance with the GM New Sale Agreement.

•                          The Company cautions its shareholders and others considering trading its securities that no decisions have been made with respect to the Company’s response to GM Proposal and Nanjing Xinjiekou Proposal. There cannot be any assurance that any transactions will be completed with respect to the proposals made by Golden Meditech and Nanjing Xinjiekou, the proposed transactions between GM Stem Cells and Nanjing Xinjiekou, the alternative proposal and the supplementary agreements between Golden Meditech and Sanpower, the proposed transactions between GM Stem Cells and NJYP, or that this or any other transaction will be approved or consummated.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on Monday, February 27, 2017 to discuss its financial performance and give a brief overview of the Company’s recent developments, followed by a question and answer session. Interested parties can access the audio webcast through the Company’s IR website at http://ir.chinacordbloodcorp.com. A replay of the webcast will be accessible two hours after the conference call and available for three weeks at the same URL above. Listeners can also access the call by dialing 1-631-514-2526 or 1-855-298-3404 for US callers, or +852-5808-3202 for Hong Kong callers, access code: 9434821.

1 During the three months and nine months ended December 31, 2016, 19,712 and 54,386 new subscribers were recruited, respectively. During the three months and nine months ended December 31, 2016, the Company reclassified 1,847 and 3,912 private cord blood units as donated cord blood units after the Company determined that the recoverability of these prior private cord blood banking subscribers was low and therefore the Company terminated their subscription services. These units are being treated as if they were donated cord blood units and will be part of the Company’s non-current inventories. Hence the net accumulated subscriber base was 554,742 as of December 31, 2016.

2 See exhibit 3 of this press release for a reconciliation of operating income to exclude the non-cash items related to the depreciation and amortization and share-based compensation expenses to the comparable financial measure prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

3 The reported operating income for the three months and nine months ended December 31, 2015 and 2016 included the following:

(i)        Depreciation and amortization expenses for the three months ended December 31, 2015 and 2016 were RMB12.9 million and RMB12.7 million ($1.8 million). Depreciation and amortization expenses for the nine months ended December 31, 2015 and 2016 were RMB37.8 million and RMB37.8 million ($5.5 million); and

(ii)     During the quarter ended December 31, 2014, the Company granted a total of 7,300,000 restricted share units (“RSU”) to certain executives, directors and key employees under the Company’s RSU scheme, subject to certain performance conditions. Share-based compensation expenses related to this RSU scheme were RMB14.9 million and RMB15.9 million ($2.3 million) for the three months ended December 30, 2015 and 2016. Share-based compensation expenses for the nine months ended December 31, 2015 and 2016 were RMB43.6 million and RMB46.5 million ($6.7 million) .

4 The terms of the convertible notes provide the holder with the ability to participate in any excess cash dividend. Therefore, the calculation of basic EPS has taken into consideration the effect of such participating rights of RMB0.07 ($0.01) per share for the three months and nine months ended December 31, 2016, respectively.

5 Out of 7,300,000 RSUs granted to certain executives, directors and key employees under the Company’s RSU scheme during the quarter ended December 31, 2014, 7,080,000 ordinary shares (“Shares”) were then issued and deposited into a trust sponsored and funded by the Company (“Trust”), and will be transferred to respective executives, directors and key employees (or their designated nominees) under the Company’s RSU scheme when the performance conditions are met. The Trust facilitates the granting (and subsequent vesting) of incentive RSUs and holds such Shares for the benefit of such executives, directors and key employees as a class. Taking into account of such Shares, in addition to 73,003,248 outstanding shares, basic and diluted earnings per ordinary share would be RMB0.67 ($0.10) and RMB1.07 ($0.15) for the three months and nine months ended December 31, 2016, respectively.

6 Total debt represented the carrying amount of convertible notes, net as of December 31, 2016 and carrying amounts of bank loan and convertible notes, net as of March 31, 2016.

Use of Non-GAAP Financial Measures

GAAP results for the three months and nine months ended December 31, 2016 include non-cash items related to the depreciation and amortization and share-based compensation expenses. To supplement the Company’s unaudited condensed consolidated financial statements presented on U.S. GAAP basis, the Company has provided adjusted financial information excluding the impact of these items in this press release. The non-GAAP financial measure represents non-GAAP operating income. Such adjustment is a departure of U.S. GAAP; however, the Company’s management believes that these adjusted measures provide investors with a better understanding of how the results relate to the Company’s historical performance. Also, management uses non-GAAP operating income as a measurement tool for evaluating actual operating performance compared to budget and prior periods. These adjusted measures should not be considered an alternative to operating income, or any other measure of financial performance or liquidity presented in accordance with U.S. GAAP. These measures are not necessarily comparable to a similarly titled measure of another company. A reconciliation of the adjustments to U.S. GAAP results appears in exhibit 3 accompanying this press release. This additional adjusted information is not meant to be considered in isolation or as a substitute for U.S. GAAP financials. The adjusted financial information that the Company provides also may differ from the adjusted information provided by other companies.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses.  Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and no new licenses will be granted before 2020 in addition to the seven licenses authorized as of today.  China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services.  For more information, please visit our website at http://www.chinacordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments (including the relaxation of China’s one child policy) in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in China, as well as general economic conditions; the non-binding proposal letters from Golden Meditech and Nanjing Xinjiekou, the proposed transactions between GM Stem Cells and Nanjing Xinjiekou; the alternative proposal and the supplementary agreements between Golden Meditech and Sanpower; the proposed transactions between GM Stem Cells and NJYP; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the periods ending December 31, 2016 were made at the noon buying rate of RMB6.9430 to $1.00 on December 30, 2016 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. China Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

China Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@chinacordbloodcorp.com

ICR, Inc.

William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.zima@icrinc.com

EXHIBIT 1

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and December 31, 2016

	March 31,	December 31,
	2016	2016
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	3,008,422	3,316,963	477,741
Accounts receivable, less allowance for doubtful accounts (March 31, 2016: RMB38,261; December 31, 2016: RMB43,855 (US$6,316))	124,645	114,985	16,561
Inventories	28,326	28,289	4,074
Prepaid expenses and other receivables	24,412	24,465	3,524
Amounts due from related parties	—	46,029	6,630
Total current assets	3,185,805	3,530,731	508,530
Property, plant and equipment, net	574,567	560,058	80,666
Non-current prepayments	218,379	236,127	34,009
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2016: RMB62,633; December 31, 2016: RMB69,446 (US$10,002))	165,011	143,929	20,730
Inventories	64,322	67,948	9,787
Intangible assets, net	111,307	107,842	15,532
Available-for-sale equity securities	162,734	187,469	27,001
Other investment	189,129	189,129	27,240
Deferred tax assets[7]	16,673	19,522	2,812
Total assets	4,687,927	5,042,755	726,307

LIABILITIES
Current liabilities
Bank loan	60,000	—	—
Convertible notes, net	—	1,024,669	147,583
Accounts payable	13,248	10,669	1,537
Accrued expenses and other payables	61,304	63,979	9,215
Deferred revenue	257,692	303,144	43,662
Amounts due to related parties	53,255	27,709	3,991
Income tax payable	8,524	13,478	1,941
Total current liabilities	454,023	1,443,648	207,929
Convertible notes, net	906,222	—	—
Non-current deferred revenue	1,321,239	1,500,495	216,116
Other non-current liabilities	255,932	288,798	41,596
Deferred tax liabilities[7]	37,086	39,994	5,760
Total liabilities	2,974,502	3,272,935	471,401

EQUITY
Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31 and December 31, 2016, respectively	50	50	7
Additional paid-in capital	873,654	920,727	132,612
Treasury stock, at cost (March 31 and December 31, 2016: 136,899 shares, respectively)	(2,815)	(2,815)	(405)
Accumulated other comprehensive income	84,779	4,563	657
Retained earnings	753,585	841,835	121,249
Total equity attributable to China Cord Blood Corporation	1,709,253	1,764,360	254,120
Non-controlling interests	4,172	5,460	786
Total equity	1,713,425	1,769,820	254,906
Total liabilities and equity	4,687,927	5,042,755	726,307

7 With the adoption of Accounting Standards Update No. 2015-17 in the current fiscal year, all deferred tax assets and liabilities were presented as non-current. Therefore, current deferred tax assets of RMB14,056 and current deferred tax liabilities of RMB14,300 as of March 31, 2016 were reclassified as non-current deferred tax assets and liabilities respectively.

EXHIBIT 2

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Nine Months ended December 31, 2015 and 2016

	Three months ended December 31,			Nine months ended December 31,
	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)

Revenues	169,374	200,888	28,934	506,221	557,980	80,366
Direct costs	(36,191)	(25,100)	(3,615)	(110,004)	(101,621)	(14,637)
Gross profit	133,183	175,788	25,319	396,217	456,359	65,729
Operating (expenses)/income
Research and development	(2,600)	(2,890)	(416)	(6,687)	(7,216)	(1,039)
Sales and marketing	(36,759)	(46,965)	(6,764)	(110,934)	(124,799)	(17,975)
General and administrative	(43,070)	(50,579)	(7,285)	(126,937)	(142,111)	(20,468)
Other operating income	—	26,316	3,790	—	26,316	3,790
Total operating expenses, net	(82,429)	(74,118)	(10,675)	(244,558)	(247,810)	(35,692)
Operating income	50,754	101,670	14,644	151,659	208,549	30,037
Other income/(expense), net
Interest income	4,670	4,307	620	13,767	13,022	1,876
Interest expense	(27,792)	(30,594)	(4,406)	(79,976)	(89,228)	(12,852)
Foreign currency exchange (losses)/gains	(766)	—	—	(959)	120	17
Dividend income	37,998	45	6	49,198	45	6
Impairment loss on available-for-sale equity securities	—	(2,533)	(365)	(8,361)	(2,533)	(365)
Others	(377)	371	53	(616)	1,099	159
Total other income/(expense), net	13,733	(28,404)	(4,092)	(26,947)	(77,475)	(11,159)
Income before income tax	64,487	73,266	10,552	124,712	131,074	18,878
Income tax expense	(13,636)	(17,192)	(2,476)	(41,410)	(41,507)	(5,978)
Net income	50,851	56,074	8,076	83,302	89,567	12,900
Net income attributable to non-controlling interests	(399)	(187)	(27)	(576)	(1,317)	(190)
Net income attributable to China Cord Blood Corporation’s shareholders	50,452	55,887	8,049	82,726	88,250	12,710

Earnings per share:
Attributable to ordinary shares
- Basic	0.63	0.70	0.10	1.07	1.14	0.16
- Diluted	0.63	0.70	0.10	1.07	1.14	0.16

Other comprehensive income/(loss), net of nil income taxes
- Foreign currency translation adjustment	(6,362)	(19,514)	(2,811)	(21,600)	(27,874)	(4,015)
- Unrealized holding gains/(losses) in available-for-sale equity securities
- Unrealized holding gains/(losses) arising during the period	22,679	(38,117)	(5,490)	40,684	(55,094)	(7,935)
- Reclassification adjustment for losses included in net income	—	2,533	365	8,361	2,533	365
Total other comprehensive income/(loss)	16,317	(55,098)	(7,936)	27,445	(80,435)	(11,585)
Comprehensive income	67,168	976	140	110,747	9,132	1,315

Comprehensive income attributable to non-controlling interests	(399)	(187)	(27)	(576)	(1,317)	(190)
Comprehensive income attributable to China Cord Blood Corporation’s shareholders	66,769	789	113	110,171	7,815	1,125

EXHIBIT 3

CHINA CORD BLOOD CORPORATION

RECONCILIATION OF NON-GAAP OPERATING INCOME

For the Three Months and Nine Months ended December 31, 2015 and 2016

	Three months ended December 31,			Nine months ended December 31,
	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

GAAP amount of operating income	50,754	101,670	14,644	151,659	208,549	30,037
Depreciation and amortization expenses[8]	12,865	12,690	1,828	37,768	37,837	5,451
Share-based compensation expense[9]	14,914	15,931	2,295	43,634	46,536	6,703
Non-GAAP operating income	78,533	130,291	18,767	233,061	292,922	42,191

8 Depreciation and amortization expenses relate to property, plant and equipment and intangible assets respectively.

9 Share-based compensation expense relates to the Company’s RSU scheme in which 7,300,000 RSUs were granted to certain executives, directors and key employees during the three months ended December 31, 2014.